SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                                THE CRONOS GROUP
                                (NAME OF ISSUER)

                                  COMMON SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                    L20708100
                                 (CUSIP NUMBER)

                              LOUIS F. BURKE, ESQ.
                             SNOW BECKER KRAUSS P.C.
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                                 (212) 455-0472
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
            PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MARCH 25, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
  TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].



                                PAGE 1 OF 4 PAGES

                       EXHIBIT INDEX IS LOCATED ON PAGE 4


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                                  SCHEDULE 13D

CUSIP NO. L20708100                                           PAGE 2 OF 4 PAGES
-------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

          CENTRAL WECHSEL - UND CREDITBANK AG

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (A) [ ]
                                     (B) [ ]

3) SEC USE ONLY


4) SOURCE OF FUNDS
        WC  (SEE ITEM 3)

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)                                                  [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
            REPUBLIC OF AUSTRIA

                   7)  SOLE VOTING POWER
                       1,075,000  (SEE ITEM 5)

NUMBER             8)  SHARED VOTING POWER
OF SHARES              NONE
BENEFICIALLY
OWNED BY           9)  SOLE DISPOSITIVE POWER
EACH                   1,075,000  (SEE ITEM 5)
REPORTING
PERSON            10) SHARED DISPOSITIVE POWER
WITH                  NONE

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,075,000 (SEE ITEM 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                 [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.5%

14)  TYPE OF REPORTING PERSON
           BK


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                                                             PAGE 3 OF 4 PAGES
Item  1.   Security and Issuer.

         This Statement relates to Common Shares (the "Shares"), of The Cronos Group, an entity organized under the laws of The Grand Duchy of Luxembourg (the "Issuer"). The principal executive offices of the Issuer are located at 35 rue Glesener, L-1631 Luxembourg.

Item 2.   Identity and Background.

         The Reporting Person is Central Wechsel - und Creditbank AG, a commercial banking institution organized under the laws of the Republic of Austria. Its business and office address is located at Kaerntner Strasse 43, 1015 Vienna Austria.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person used its working capital in order to make a loan in the principal amount of $15,683,915.10, as described in Item 4 below, in the ordinary course of its business. See Item 4 below.

Item 4.  Purpose of Transaction.

         This filing is made to report a contingency which might result in the Reporting Person becoming the beneficial owner of 1,075,000 Shares of the Issuer. On April 2, 1996, the Reporting Person entered into a loan agreement with Enavest Holding S.A. ("Enavest") whereby Enavest acknowledged a debt to the Reporting Person in the principal amount of $15,683,915.10, which debt obligation was secured in part, by 1,075,000 Shares owned by Enavest, pursuant to a pledge agreement. The pledge agreement between Enavest and the Reporting Person provides in part that in the event of Enavest's default in repayment of the loan, the Reporting Person may, under the pledge agreement, become the owner of the Shares and sell the Shares to satisfy all or part of the outstanding loan obligation. In mid-1996, Enavest defaulted with respect to the repayment of the loan, and the Reporting Person intends to exercise its rights under the pledge agreement and, ultimately, depending upon market conditions, sell all or part of the Shares in order to satisfy the outstanding loan obligation.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person may be deemed to beneficially own 1,075,000 Shares, representing approximately 12.5% of the outstanding Shares (based on 8,615,378 Shares outstanding, as adjusted, of the Issuer reported to be outstanding as set forth in the Issuer's Registration Statement on Form F-1 (File No. 33-76070) of 3,400,000 shares of The Cronos Group dated December 7,
1995).

         (b) The Reporting Person may acquire sole voting and dispositive power over 1,075,000 Shares of the Cronos Group.

         (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer.

         (d) and (e) N/A.


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                                                            Page 4 of 4 pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.

         The Reporting Person has no agreements or understandings with any person or entity respecting the securities of the Issuer, other than the pledge agreement described in Item 4 above.

Item 7.  Material to be Filed as Exhibits.

         1) Pledge Agreement between the Reporting Person and Enavest, dated as of April 2, 1996.



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1997

                                         CENTRAL WECHSEL - UND CREDITBANK AG


                                        By:   /s/Andreas Weissenbach

                                              /s/Harald Seidl




                                  EXHIBIT INDEX


1. Pledge Agreement between the Reporting Person and the Pledgor, dated as of April 2, 1996.







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                                    EXHIBIT 1


                                 DEED OF PLEDGE

entered into and issued by

ENAVEST HOLDING S.A., A COMPANY FORMED UNDER THE LAWS OF PANAMA WITH AN ADDRESS AT P.O.B. 8320, PANAMA CITY 7, PANAMA

(hereinafter referred to as "Pledgor")

in favour and for the benefit of

CENTRAL WECHSEL- UND CREDITBANK AG, A COMPANY FORMED UNDER THE LAWS OF AUSTRIA WITH AN ADDRESS AT KARNTNER STRASSE 43, A-1010 VIENNA, AUSTRIA

(hereinafter referred to as "Pledgee")

as follows:

1. The Pledgor holds 1,075,000 shares in The Cronos Group, formerly C G HOLDING S.A., a company formed under the laws of Luxembourg with an address at 35, Rue Glesener in L-1631 Luxembourg (hereinafter referred to as the "Company"). The Company has a total of 8,858,378 common shares issued and outstanding. The Company is registered in Luxembourg.

        The Pledgor holds 98 shares of its own shares at a nominal value of US $9,800.00.

        Due to a share split the share certificates of the Pledgor's shares in the Company deposited with the Pledgee do not reflect the share numbers and the nominal value of the shares which the share certificate currently represents nor the current firm name of the Company. The Pledgor shall upon execution of this Deed of Pledge (the "Deed) submit to the Pledgee two share certificates which in the aggregate represent the share numbers and nominal value of such shares and the current firm name of the Company as of the date of execution of this Deed.

2. The Pledgee maintains that in October 1993 it has extended a loan to the Pledgor for an amount of US $ 13,356,466.00 (thirteen million three hundred and fifty-six thousand four hundred and sixty-six) (hereinafter referred to as the "Original Loan"). The Pledgee has accepted and assumed responsibility for the Original Loan by a loan agreement of even date herewith (hereinafter referred to as the "Loan Agreement") for an amount of USD 15,683,915.10 including accrued interest and interest accruing until the maturity date (hereinafter referred to as the "Loan").


3. The Loan is to be repaid in one lumpsum amount on June 30, 1996. The terms and conditions are more specifically defined in the Loan Agreement.

        The Loan may be accelerated and prematurely declared due and payable by the Pledgee in case of an event of Default as defined in the Loan Agreement. The Loan may be prepaid in whole or in part by the Pledgor without penalty.

4. Pursuant to the Loan Agreement entered into by and between the Pledgor and the Pledgee the Loan is to be secured, among others, by a pledge in favour and for the benefit of the Pledgee of the shares in the Company held by the Pledgor and of the 98 shares in the Pledgor held by the Pledgor.

5. In order to secure repayment of the Loan pursuant to the Loan Agreement which is fully known to the Pledgor, including interest, fees, costs and expenses, as defined in the Loan Agreement, the Pledgor, in its capacity as shareholder in the Company and in the Pledgor, herewith irrevocably pledges the 1,075,000 shares it hods in the Company, corresponding to fully paid in shares in an aggregate nominal value of US $ 2,150,000.00 and the 98 shares of its own shares at a nominal value of US $ 9,800.00, (hereinafter referred to as "Pledged Shares") to the Pledgee and herewith assigns all rights pertaining to such shares and, as the case may be, derived from such shares to the Pledgee.

        The Pledgor in addition to the above pledge of the Pledged Shares and with respect to the Pledged Shares pledges to the Pledgee its rights of and/or claims to substitution arising in consequence of the fact that the Pledgor no longer holds the Pledged Shares including, without limitation, the claim for the liquidation quota, the claims for the repayment of the initial capital contribution and/or additional contributions, payment of the surplus in case of exclusion as shareholder and the claims to any distribution quota according to the Articles of Association of the Company and/or of the Pledgor, which rights shall be collectively referred to as "rights of substitution". The Pledgee hereby accepts the Pledge.

        The Pledgor undertakes to procure immediately upon execution of this Deed, to notify the Company in form of a deed of the assignment of rights and claims with respect to the Pledged Shares.

        The Pledgor represents and warrants that

        (i) the Pledged Shares are voting shares and are fully paid-in;

        (ii) the Pledgor has free and clear title to the Pledged Shares and the Pledged Shares are free and clear of any encumbrances, liens, pledges, charges, attachment and security interest and of any rights in favour of third parties, except for the security interest created by this pledge and for the agreement signed by the Pledgee in favour of Morgan Stanley;

        (iii) the Pledgor is duly incorporated, validly existing and has full power, authority and legal right to pledge the Pledged Shares to the Pledgee pursuant to the pledge;

        (iv) the Pledged Shares have been duly authorized and validly issued, are fully paid up and are non-assessable.

6. The term of the pledge created hereby shall be until after the due and full discharge by the Pledgor of all of its obligations under the Loan Agreement. For the avoidance of doubt, it is hereby stated that the liability of the Pledgor under the Loan Agreement with respect to such obligations shall not in any way be restricted or limited, as far as concerns its duration, amount or in any other respect, because or as a result of the term of the pledge, the value of the Pledged Shares or otherwise.

7. As for payments by the Pledgor to the Pledgee for dividends and rights of substitution, the following shall apply:

        (i) Any such payments shall be retained by Pledgee unless there is an Event of Default. Upon a default such payment shall be paid directly to the attention of the Pledgee as provided below.

       (ii) The Pledgor herewith grants its express consent that in case that an Event of Default as defined in the Loan Agreement shall have occurred and be continuing, any payments of dividends or rights of substitution shall be paid directly to Pledgee - without writ, judgment or any other legal court action - payments for dividends and the rights or substitution by simple notification to the Company and the Pledgor that an Event of Default has occurred. As from receipt of the aforementioned notification the Company and the Pledgor may not effect payment to the Pledgor for dividends and/or rights of substitution. The Company shall be entitled to examine the merits of the aforementioned notification. Furthermore, the Pledgee shall be entitled to use the moneys previously received for rights of substitution pursuant to Section 5 above (plus any interest that may have accrued) for settlement of the obligations.

8.           The dividends and distributions referred to under Section 7.
             and the allotments and distributions referred to under Section
             7. shall be applied first to costs, fees, interest and expenses and subsequently to principal.

9. In any event of discrepancy, inconsistency or conflict between the provisions of this Deed and those of the Loan Agreement, the latter shall as between the parties hereto prevail over the former.

10. The costs of this Deed (including tax and legal costs) shall be borne by the Pledgor in full up to the amount (when added to the expenses incurred under the Loan Agreement) specified in Annex 2 to the Loan Agreement. In addition, the Pledgor shall bear and/or reimburse to the Lender all costs arising from the enforcement of the pledge and the right of preference created hereby.

             The Pledgor undertakes to absolve and indemnify the Pledgee from any liability for any action which may be brought against the Pledgee for acts carried out by application of this Deed by the Pledgee in accordance with the Loan Agreement and this Deed and in accordance with applicable law and to reimburse the Pledgee for all costs (including but not limited to legal and out of the pocket expenses) duties and taxes in general which the Pledgee may be required to pay; provided however, that no indemnification shall be made for liability arising out of the breach of any securities or similar laws by the Pledgee.

11. The rights of the Pledgee created over the Pledged Shares may be assigned without the previous consent of the Pledgor to any assignee of claims having their source in the Loan Agreement.

12. The Pledgor shall procure that immediately upon the signature of this Deed the authorized representatives of the Company and of the Pledgor will acknowledge this pledge of the Pledged Shares to the Pledgee made by the Pledgor.

13. To secure perfection of the pledge granted by the Pledgor, the latter shall take care that the pledge will be registered in the shareholders registers of the Company and of the Pledgor. The Pledgee shall receive a certified copy of the shareholders registers by the Pledgor showing the actual entry of the pledge upon the signing of this Deed. In addition, the Pledgor will notify the Company of the pledge of the Pledged Shares and of the rights of substitution and of the rights to dividend in case of an Event of Default and shall enter the pledge of the Pledged Shares and of such rights in its own books.

             The Pledged Shares have already been deposited with the Pledgee. A certified copy of the minutes of the shareholders meeting of the Pledgor allowing the pledge according to Panamanian law shall be given to the Pledgee upon the signing of this Deed.

14. The Pledgor shall be prohibited to sell, transfer, assign or pledge the Pledged Shares without the prior written consent of the Pledgee.

15. The Pledgor undertakes to do all such acts and will furnish to the Pledgee all such statements, certificates and other documents and will use best efforts to obtain all such governmental consents and corporate approvals and will do or cause to be done all such other things as the Pledgee may deem necessary to enable or to realise upon the Pledged Shares and to fully exercise its rights hereunder. Upon the occurrence of an Event of Default, which is continuing, the Pledgor shall appoint the Pledgee to act as its attorney in fact with respect to the Pledged Shares, to do all things and execute all instruments in the Pledgor's name that may be necessary in order to enable the Pledgee to exercise fully its rights and remedies hereunder.

             Upon and after an Event of Default, in the event of a sale of the Pledged Shares by the Pledgee under the provisions of this Deed, the Pledgor hereby irrevocably authorizes the Pledgee to demand and apply for the sale in the name of the Pledgor and to take all steps necessary to effect such a realization in accordance with applicable law. In the event of such sale the Pledgor hereby grants to the Pledgee an irrevocable power of attorney to sign and execute on its behalf a notarial deed on the assignment, in full or in part, of the Pledged Shares, to a purchaser of the Pledged Shares in such sale at a price determined on such occasion, to sign all documents, in particular to sign an assignment deed in form of a notarial deed, also in form of offer and acceptance deed, to receive the transfer price on its behalf and to determine all conditions of such agreement.

16. As long as no Event of Default under the Loan Agreement has occurred the Pledgor shall be entitled to exercise the voting rights and other shareholders' rights in respect of the Pledged Shares in shareholders' meetings or otherwise, as the case may be.

             Upon the occurrence of an Event of Default and thereafter as long as the default has not been remedied the Pledgor shall no longer exercise its rights in respect of the Pledged Shares but shall authorise and empower the Pledgee to act on its behalf and to exercise the voting rights and other shareholders' rights of the Pledgor in respect of the Pledged Shares. The Pledgor shall consult with the Pledgee prior to any decision to be taken by the shareholders and/or exercise of voting rights by the Pledgee in respect of the Pledged Shares in order to render advice to the Pledgee and to make available its expertise. However, the Pledgee will not be bound by such advice.

17. Should an Event of Default under the Loan Agreement occur the Pledgee shall immediately be entitled to exercise its rights under this Deed and sell the Pledged Shares as provided for in this Deed, provided that a formal notice of default was sent to the Pledgor with registered mail before the sale of the Pledged Shares.

             In the case that the Pledged Shares are admitted for trading on a stock exchange in Luxembourg or any other country or negotiated on a regulated market which operates regularly and is recognized and open to the public, the Pledgee may upon an Event of Default, after written notice to the Pledgor, either sell the Pledged Shares at the stock exchange or at the market where the Pledged Shares are negotiated, or appropriate the Pledged Shares. The sale or the appropriation shall be made at the then current price of the Pledged Shares.

             On the date of this Agreement, the Pledged Shares are restricted as provided under the laws of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the United States. Therefore, the Pledged Shares may not be freely sold in the markets in the United States where the shares of the Company are traded. Pledgee may only sell such shares in compliance with the U.S., or any other applicable, securities laws.

             All the moneys collected by the Pledgee in any sale of the Pledged Shares or otherwise from the Pledgor, including moneys received in order to avoid the realization of the Pledged Shares, shall be applied to the obligations. Any surplus remaining after the settlement of the obligations shall be paid to the Pledgor.

19. After full and indefeasible payment and performance of all obligations and the termination of the Commitments under the Loan Agreement this Deed shall terminate and the Pledgee without any further request by the Pledgor but at the expense of the Pledgor, will execute and deliver to the Pledgor a proper instrument (or instruments) acknowledging the satisfaction of the obligations and the termination of this Deed.

20. All notices in connection with this Deed shall be made in writing (by registered mail) and in accordance with the provisions of the Loan Agreement.

21. Subject to and without prejudice to the provisions of Luxembourg law mandatorily applicable hereto this Deed shall be governed by Austrian law and the parties hereby agree on the non-exclusive jurisdiction of the Commercial Court of Vienna.

22. The Pledgor acknowledges and agrees that this Deed shall also be governed by the general conditions of the Austrian Credit Institutes ("Allegmeine Geschaftsbedingungen der Osterreichischen Kreditinstitute").

23. If any one or more of the provisions contained in this Deed should prove to be invalid, illegal or unenforceable in any respect under an applicable law, the validity, legality and enforceability of the remaining provisions of this Deed shall not in any way be affected or impaired thereby and such invalid, illegal or unenforceable provisions shall at the request of the Pledgee be replaced by other provisions in accordance with the purpose and the meaning of this Deed.



Geneva  April 2, 1996                            /s/Hans-Ulrich Ming
(place and date)                                 Enavest Holding S.A.


ACKNOWLEDGED BY AND AGREED TO:


     Central Wechsel- und Creditbank AG

/s/Andreas Pinter




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This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives in Geneva as of April second 1996.


The Borrower:

ENAVEST HOLDING S.A.


By /s/Hans-Ulrich Ming


The Lender:

CENTRAL CREDIT UND WECHSELBANK AKTIENGESELLSCHAFT


By /s/Andreas Pinter





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